Exhibit 10.4

November 13, 2020

Mr. Paul Lytle

Dear Paul,

Mosaic ImmunoEngineering Inc. (the “Company”) was founded to advance life changing cancer therapies for human and companion animal patients with cancer while simultaneously advancing a unique vaccine platform with potential across many diseases. The key to our success is a talented team that will be at the center of establishing and executing the strategy for advancing the technology from the laboratory to the clinic. We are truly pleased to extend you a formal offer of employment to become part of the founding management team. Your initial base salary will include a combination of cash compensation and equity compensation that we believe represents the early-stage nature of the Company while also allowing us to be competitive with other similar biotechnology companies.

Specific details of our offer are outlined below.

Position:	EVP, Chief Financial Officer of Mosaic ImmunoEngineering Inc. (formerly known as Patriot Scientific Corporation) reporting to Steven King, President and Chief Executive Officer

Start Date:	August 31, 2020

Employee Status:	Full-time; exempt

Base Salary:

Your initial base salary will be comprised of Cash Compensation and Equity Compensation as defined herein, and collectively referred to as “Base Salary”. Your initial annualized cash compensation will be $250,000 (“Cash Compensation”) and is subject to standard payroll deductions and tax withholdings. Initially, the Company will pay 15% of your Cash Compensation with the remaining 85% being deferred until the Company has completed a capital raise of at least $4 million to fund ongoing operations (“Required Capital Raise”). Once the Company completes the Required Capital Raise, all Cash Compensation accrued and owed to you will be paid in full. In recognition of your willingness to initially defer 85% of your Cash Compensation, the Company will also grant you restricted stock units (”RSU’s”) equal to 20% of your deferred Cash Compensation as of the closing date of the financing. The number of RSU’s to be granted will be calculated based on the closing price of the Company’s common stock on the closing date of the Required Capital Raise and will vest one-year from the date of grant. Your receipt of the RSU award will be subject to your completing a Restricted Stock Unit Agreement which will set forth additional details of the grant.

In addition, as part of your Base Salary, the Company will grant you restricted stock units (”RSU’s”) equal to $97,500 (representing your “Equity Compensation”), which will vest 100% on your first anniversary date of employment (August 31, 2021). These RSU’s will be granted on the 10th business day following the effective date of the shareholder approved reverse stock split and the number of RSU’s to be granted will be calculated based on the lowest closing price of the Company’s common stock during the ten (10) trading days following the effective date of the reverse stock split. Your receipt of the RSU award will be subject to your completing a Restricted Stock Unit Agreement which will set forth additional details of the grant.

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Bonus Opportunity:	You will also be eligible to participate in our discretionary corporate bonus plan with a target payout percentage of 40% of annual earned Base Salary. Bonuses will be prorated based on your date of hire for the calendar year end. Employees who start on or after October 1st are ineligible to participate in the current year's bonus plan. Actual payout of the bonus can range from 0% to 200% of your bonus target based on a combination of Company and individual performance goals as determined by the compensation committee of the board of directors. To be eligible to receive any bonus for a given calendar year, you must remain actively employed through the payment date of the bonus.

Vacation and Benefits:

We pride ourselves in providing a competitive and comprehensive benefit package to our employees. You will be eligible for:

•      Five (5) weeks of paid-time-off (“PTO”) on an annual basis (“Annual Allowance”), covering your sick time and vacation time, which will accrue bi-weekly, beginning with the first day of your employment. Unused and accrued PTO will be capped at 1.5 times your Annual Allowance.

•      Fully paid medical, dental and vision insurance for you and your family.

The Company plans on adding additional employee benefits in the future and it reserves the right to change or modify it benefits package at any time.

Long-Term Equity Incentives:	As an employee of Mosaic, we would like you to share in our success through participation in the Mosaic equity incentive program. Under the Company’s 2020 Omnibus Incentive Plan, you will be granted RSU’s, representing 25% of your Base Salary. These RSU’s will be granted on the 10th business day following the effective date of the shareholder approved reverse stock split and the number of RSU’s to be granted will be calculated based on the lowest closing price of the Company’s common stock during the ten (10) trading days following the effective date of the reverse stock split. The RSU’s will vest 100% on your second anniversary date of employment or on August 31, 2022. Your receipt of the RSU award will be subject to your completing a Restricted Stock Unit Agreement which will set forth additional details of the grant.

At-Will Employment:	Should you accept this offer, your employment with the Company is "at-will." You and the Company are both free to terminate the relationship at any time, with or without cause or advance notice. The at will nature of the employment relationship cannot be changed except in a writing signed by both you and the President and Chief Executive Officer.

Employment Agreement:	The Company plans to enter into an employment agreement with you to cover other aspects of employment not covered herein, including change in control benefits, severance benefits, and other executive benefits.

We are eagerly looking forward to working with you. As you know, this is an exciting time at Mosaic, and I believe that you will find this a challenging and rewarding experience. We will be in touch to confirm the details of your New Hire Orientation. We look forward to you joining our team!

Please confirm your acceptance of this offer with your e-signature within 3 business days of your receipt of this offer letter. I look forward to your response.

Sincerely,

/s/ Steve King

Steve King

President and Chief Executive Officer

I accept this offer and the conditions stated in it:

/s/ Paul Lytle	11/13/2020
Paul Lytle	Date

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